Exhibit 99.3

BUSINESS UPDATE PRESENTATION TRANSCRIPT

Alexis Waadt, Vice President and Head of Investor Relations of LiveVox

Welcome to today’s business update presentation. Joining us on this presentation are Louis Summe, Chief Executive Officer and Co-Founder of LiveVox; and Gregg Clevenger, Executive Vice President and Chief Financial Officer of LiveVox.

We would first like to remind everyone that this presentation contains forward-looking statements, including, but not limited to, LiveVox’s expectations or predictions of financial and business performance and industry outlook.

Forward-looking statements are inherently subject to risk, uncertainties, and assumption and they are not guarantees of performance. We encourage you to read the definitive proxy statement filed by Crescent Acquisition Corp with the SEC and its other SEC filings for a discussion of the risks that can affect the proposed business combination between Crescent Acquisition Corp and LiveVox, Crescent Acquisition Corp and LiveVox’s businesses and the outlook of the combined company.

Crescent Acquisition Corp and LiveVox are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether it’s a result of new information, future events or otherwise, except as required by law.

This presentation is for informational purposes only and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise. Nor shall there be any sale of securities in any jurisdiction which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

With that, I’ll turn the call over to Mr. Summe.

Louis Summe, Co-Founder and CEO of LiveVox

Hello, this, is Louis Summe. I’m going to start off with a high-level update on the business and then hand it over to Gregg to go through more of the details. First, on our first quarter results.

We had a strong bookings quarter, up 119% over the first quarter of last year and about 7% higher than our internal plan for the quarter. In addition, we have made substantial progress in building out our capacity in our sales and marketing by ramping up our marketing lead generation and direct sales teams, and by deepening our agent channel relationships – all of which are tracking ahead of our plan. In fact, I have never felt better about the breadth, depth and quality of our sales pipeline. Our revenue was on plan for the quarter with a strong out-performance relative to plan in our Contracted Revenue which grew 23% year-over-year, although our Usage Revenue still remains below pre-COVID levels and Gregg will talk about that a little bit more.

Our outlook for the business remains strong and we are reiterating our 2021 revenue guidance of $129 million. We feel good about the growth trajectory of Contracted Revenue which we forecast will grow 25% this year and an even higher growth rate in 2022. We expect our Usage Revenue to normalize as the impact of COVID fades, as direct-to-consumer stimulus checks are spent, and as the financial system returns to more a normal operation level. Looking ahead to 2022, our forecast assumes usage remains well below pre-COVID levels, so we’re confident in our forecast and, should usage return to those pre-COVID levels, we see upside potential to the $163 million of revenue forecasted for next year.

We’ve also made great progress in preparing to be a public company by expanding our board with three seasoned additions who will round out our existing board with strong public company and software company expertise. We’ve also brought on a seasoned investor relations leader who is already working closely with our management team and shareholders to enhance the quality and flow of communication as we emerge from this transaction as a public company. As you all probably know by now, we mailed our definitive proxy statement to shareholders on May 14th and have scheduled a shareholder vote for June 16th.

With that, I will hand it over to Gregg to go through more of the details.

Gregg Clevenger, Executive Vice President and CFO of LiveVox

Thank you, Louis.

As Louis mentioned, we had a solid first quarter this year for new sales bookings with growth of nearly 120% versus the first quarter of last year. We did expect the first quarter bookings this year to outperform last year given the impact that the early days of the COVID pandemic had on our first quarter bookings last year, but we over-achieved relative to our own plans and expectations by 7%, which helps to put us well on-track for achieving our Contracted Revenue plan for 2021. Our bookings momentum is contributed to by the payback we are already seeing in our key strategic initiatives including the investments we’ve made to broaden our portfolio of non-voice products and the continued optimization and packaging of those products, and then putting increased sales and marketing investments behind those products to catch customers early in their buying cycles to demonstrate our product capabilities and ROI.

Slide 6 gives you a view of some of our key go-to-market initiatives in the first quarter. The first step to filling a new sales pipeline is marketing qualified leads, or MQLs, and we beat our MQL plan for the quarter by 5%. This gives us confidence in the top end of our new sales funnel, which in turn bodes well for meeting our new sales objectives later in the year, as a portion of these MQLs mature into contracted new sales later in the year. The growth in the number of new logos in the pipeline as well as the breadth of product demand gives us confidence that our marketing efforts are leading to one, increased presence and exposure, and two, greater demand across our bundled products due to our historical investment in R&D.

We are also making progress in building out our direct sales channel. As we have discussed, we plan to more than double our quota-carrying sales reps by the end of 2022 relative to where we ended up at the end of 2020, and we have already added 23% to our quota capacity over the course of the first quarter, which is exactly where we had planned to be at this time.

And lastly, expanding our presence in the indirect, or agent, channel is a key go-to-market initiative for us, and we are very excited about the progress we have made to date with these important business relationships, particularly with Telarus and Intelisys. As we sit here today, new sales opportunities sourced from the agent channel comprise about 5% of our total pipeline and over 10% of our Stage 4 and 5 pipeline, which are the stages closest to closing. In fact, we’ve already closed two new deals through our agent channel partners which we believe is quite an achievement given that we established these master-agent partnerships just a couple of months ago. This early traction bodes well for our 2022 target of 26% Contracted Revenue growth.

Before getting into our first quarter results and outlook going forward, on slide 7, I want to remind you of our two-pronged revenue model, specifically our Contracted Revenue and our Usage Revenue. Our Contracted Revenue is largely driven by new sales bookings while our Usage Revenue is related to customers using our products above and beyond what was committed to under their contracts. You can think of Usage Revenue in terms of a Usage Multiplier of Total Revenue divided by Contracted Revenue. So, simplistically, prior to COVID, we generated more than 50 cents of Usage Revenue for every dollar of Contracted Revenue which was a Usage Multiplier of over 1.5x. Unique within our industry, we see the usage component of our contracts as a key differentiator as it allows new customers to come onto the platform with a lower up-front commitment and then have the ability to increase that commitment over time. As we have discussed previously, our sales motion relies on a land and expand strategy, and we believe that the usage component of our business has been a strategic selling tool in our acquisition of new logos. So, with that refresher, let’s move to slide 8 and talk about our results for the first quarter.

In short, our first quarter was on plan due to strength in our Contracted Revenue, which grew 23% over the first quarter of last year to $20.8 million, above our internal plan. Our Usage Revenue continues to rely on a steady COVID recovery, and ended the quarter slightly below plan and down year over year to $7.2 million. We expected that Usage Revenue this quarter would still be substantially below the pre-COVID levels that we’re comparing to, but unforeseen additional consumer stimulus packages and continued forbearances on certain student loans and mortgages have all led to lower usage levels. The fact is that COVID continues to affect our customer’s call volumes and thus our Usage Revenue and we cannot predict at this time when any of these COVID-related impacts to our Usage Revenue will get back to normal. However, as the economy moves towards normal and the COVID-related impacts I described ease, and our customers get back to a more normal, pre-COVID, operating cadence, we expect that our Usage Revenue will return to a more normal 1.5x plus multiplier we experienced before early last year.

So, summing up the out-performance in Contracted Revenue and the under-performance in Usage Revenue, our Total Revenue was on plan at $27.9 million for the quarter, 5% higher than the first quarter of last year.

Moving on to slide 9, you can see that our Contracted Revenue has reaccelerated back up to our pre-COVID growth levels in the past two quarters, after the initial negative impact of COVID early last year.

Slide 10 illustrates a different story for our Usage Revenue which was at an all-time low in terms of the Usage Multiplier in the first quarter of this year due to the factors described on Slide 8. As discussed earlier, it’s impossible for us to predict with any certainty when the financial system returns to normal operations, but we do expect the Usage Multiplier to move to pre-COVID levels of 1.5x plus, and when that does happen it will give us a strong revenue snap-back.

Let’s move to Slide 12 and talk about where we see revenue going from here. First, our Contracted Revenue is tracking to plan for this year and next at $90 and $113 million, respectively, with annual growth rates of 25% and 26%, respectively, accelerating from our Contracted Revenue growth rates in the past couple of years.

Based on our Contracted Revenue forecast for which we have 95% visibility to at this point in the year, Slide 13 shows that we continue to forecast $129 million in Total Revenue this year assuming that there is no new direct-to-consumer stimulus and stimulus-driven high consumer savings rates revert back to more normal levels on the back of pent-up demand and strong consumer spending, and usage-driven activity from our customers picks back up in response to a more normal credit environment. Given our forecasted Contracted Revenue, $129 million in Total Revenue would be achieved this year with about a 1.4x Usage Multiplier, still below a more normal pre-COVID level.

On slide 14, you can see that we are on track to achieve our previously forecasted $163 million in Total Revenue in 2022 assuming that we maintain the COVID-impacted Usage Multiplier of about 1.4x. In fact, we could out-perform on 2022 Total Revenue with a more normal pre-COVID Usage Multiplier of about 1.5x, potentially hitting $174 million for the year, which would be 35% higher than $129 million this year. We expect that usage levels will return to pre-COVID levels as stimulus is wrung from the system and businesses and consumers get back to normal, but as I said earlier, it’s impossible for us to predict at this point when things will be back to normal or what the path will look like to get there from here.

In summary, when we look ahead to 2022, driven in large part by the strength of our bookings momentum and a recovery from COVID, we feel really good about our current forecast.

That’s it for the update. Thank you for your time, we really appreciate your support.